SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No.   )

Prevail Therapeutics Inc.
(Name of Issuer)
Common Stock, par value $0.0001 per share
(Title of Class of Securities)
74140Y101
(CUSIP Number)
January 20, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.	74140Y101	Schedule 13G

1	NAMES OF REPORTING PERSONS

JNE Partners LLP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
			(a)	☐
			(b)	☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
England and Wales

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
-0-

	6	SHARED VOTING POWER
-0-

	7	SOLE DISPOSITIVE POWER
-0-

	8	SHARED DISPOSITIVE POWER
-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
-0-

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES			☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0%(1)

12	TYPE OF REPORTING PERSON*
FI

(1)
As of January 21, 2021, the Reporting Persons beneficially owned an aggregate of 9.3% of the Company's outstanding shares of common stock. Subsequently, at the effective time of the merger between the Company and Tyto Acquisition Corporation, all of the shares owned by the Reporting Persons were canceled and converted into the right to receive merger consideration pursuant to the Agreement and Plan of Merger among the Company, Eli Lilly and Company and Tyto Acquisition Corporation. As a result, as of the date hereof the Reporting Persons do not beneficially own any shares of the Company's common stock.

CUSIP NO.	74140Y101	Schedule 13G

1	NAMES OF REPORTING PERSONS

JNE Master Fund LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
			(a)	☐
			(b)	☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
-0-

	6	SHARED VOTING POWER
-0-

	7	SOLE DISPOSITIVE POWER
-0-

	8	SHARED DISPOSITIVE POWER
-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
-0-

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES			☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0%(1)

12	TYPE OF REPORTING PERSON*
FI

CUSIP NO.	74140Y101	Schedule 13G

1	NAMES OF REPORTING PERSONS

Jonathan Esfandi

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
			(a)	☐
			(b)	☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
-0-

	6	SHARED VOTING POWER
-0-

	7	SOLE DISPOSITIVE POWER
-0-

	8	SHARED DISPOSITIVE POWER
-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
-0-

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES			☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0%(1)

12	TYPE OF REPORTING PERSON*
IN

Item 1 (a)	Name of Issuer:

The name of the issuer is Prevail Therapeutics Inc., a Delaware corporation (the “Company”).

Item 1 (b)	Address of Issuer's Principal Executive Offices:

430 E 29th Street, Suite 1520, New York, NY 10016.

Item 2 (a)	Name of Person Filing:

This Schedule 13G is being jointly filed by and on behalf of each of JNE Partners LLP (“JNE Partners”), JNE Master Fund LP (“JNE Master Fund”) and Mr. Jonathan Esfandi (collectively, the “Reporting Persons”). JNE Master Fund is the owner of the securities covered by this statement.

JNE Partners is the investment manager of, and may be deemed to beneficially own securities beneficially owned by, JNE Master Fund. Mr. Esfandi is the managing member of, and may be deemed to beneficially own securities beneficially owned by, JNE Partners.

The Reporting Persons have entered into a Joint Filing Agreement, dated January 29, 2021, a copy of which is filed with this Schedule 13G as Exhibit 99.1, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

Neither the filing of this statement nor anything herein shall be construed as an admission that any person other than the Reporting Persons is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement.

(b)	Address of Principal Business Office or, if none, Residence:

The principal business address of the JNE Partners and Mr. Esfandi is 35 Park Lane, London W1K 1RB, United Kingdom. The principal business address of JNE Master Fund is P.O. Box 309, Ugland House, 121 South Church Street, Grand Cayman KY1-1104.

(c)	Citizenship:

JNE Partners is organized as a limited liability partnership under the laws of the England and Wales. JNE Master Fund is organized as a limited partnership under the laws of the Cayman Islands. Mr. Esfandi is a citizen of the United Kingdom.

(d)	Title of Class of Securities:

Common stock, par value $0.0001 per share (the “common stock”).

(e)	CUSIP No.:

74140Y101

Item 3	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

Not Applicable

Item 4	Ownership:

A.	JNE Partners LLP

(a)	Amount beneficially owned: -0-

(b)	Percent of class: 0%

(c)	Number of shares as to which such person has:

	(i)	Sole power to vote or direct the vote: -0-

	(ii)	Shared power to vote or direct the vote: -0-

	(iii)	Sole power to dispose or direct the disposition: -0-

	(iv)	Shared power to dispose or direct the disposition: -0-

B.	JNE Master Fund LP

(a)	Amount beneficially owned: -0-

(b)	Percent of class: 0%

(c)	Number of shares as to which such person has:

	(i)	Sole power to vote or direct the vote: -0-

	(ii)	Shared power to vote or direct the vote: -0-

	(iii)	Sole power to dispose or direct the disposition: -0-

	(iv)	Shared power to dispose or direct the disposition: -0-

C.	Jonathan Esfandi

(a)	Amount beneficially owned: -0-

(b)	Percent of class: 0%

(c)	Number of shares as to which such person has:

	(i)	Sole power to vote or direct the vote: -0-

	(ii)	Shared power to vote or direct the vote: -0-

	(iii)	Sole power to dispose or direct the disposition: -0-

	(iv)	Shared power to dispose or direct the disposition: -0-

Note:
As of January 21, 2021, the Reporting Persons beneficially owned an aggregate of 9.3% of the Company's outstanding shares of common stock. Subsequently, at the effective time of the merger between the Company and Tyto Acquisition Corporation, all of the shares owned by the Reporting Persons were canceled and converted into the right to receive merger consideration pursuant to the Agreement and Plan of Merger among the Company, Eli Lilly and Company and Tyto Acquisition Corporation. As a result, as of the date hereof the Reporting Persons do not beneficially own any shares of the Company's common stock.

Item 5	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof each of the Reporting Persons has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [X].

Item 6	Ownership of More Than Five Percent on Behalf of Another Person:

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable.

Item 8	Identification and Classification of Members of the Group:

Not applicable.

Item 9	Notice of Dissolution of Group:

Not applicable.

Item 10	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: January 29, 2021
JNE Partners LLP

By:	/s/ Micaela Kelley
Name:	Micaela Kelley
Title:	Partner and Chief Operating Officer

JNE Master Fund LP

By:	JNE Partners (GP) LLC
Its	General Partner
By:	/s/ Micaela Kelley
Name:	Micaela Kelley
Title:	Manager

Jonathan Esfandi

By:	/s/ Jonathan Esfandi
Name:	Jonathan Esfandi

EXHIBIT INDEX

Exhibit	Description of Exhibit

Exhibit 99.1	Joint Filing Agreement dated January 29, 2021

Exhibit 99.1

AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13G

The undersigned hereby agree as follows:

(i)    Each of them is individually eligible to use the Schedule 13G to which this Exhibit is attached, and such Schedule 13G is filed on behalf of each of them; and

(ii)   Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date:  January 29, 2021

JNE Partners LLP

By:	/s/ Micaela Kelley
Name:	Micaela Kelley
Title:	Partner and Chief Operating Officer

JNE Master Fund LP

By:	JNE Partners (GP) LLC
Its	General Partner
By:	/s/ Micaela Kelley
Name:	Micaela Kelley
Title:	Manager

Jonathan Esfandi

By:	/s/ Jonathan Esfandi
Name:	Jonathan Esfandi